Contact: Fred M. Ryan

                        W.P. STEWART & CO., LTD. REPORTS
                NET INCOME FOR FOURTH QUARTER AND FULL YEAR 2002
                        OF $9.4 MILLION AND $55.5 MILLION

                  Diluted earnings per share of $0.21 and $1.21
               for the fourth quarter and full year, respectively

29 January 2003
Hamilton, Bermuda

W.P. Stewart & Co., Ltd. today reported net income of $9.4 million, or $0.21 per share (diluted) and $0.22 per share (basic), for the fourth quarter ended 31 December 2002. This compares with net income in the fourth quarter of the prior year of $17.5 million or $0.37 per share (diluted) and $0.40 per share (basic).

Fourth Quarter 2002 Highlights

For the fourth quarter of 2002 there were 44,919,967 common shares outstanding on a weighted average diluted basis compared to 46,789,769 common shares outstanding for the fourth quarter of 2001 on the same weighted average diluted basis.

Net income for the quarter ended 31 December 2002, adjusted for the add-back of non-cash expenses of depreciation, amortization and other non-cash charges on a tax-effected basis ("cash earnings"), was $11.3 million, or $0.25 per share (diluted), compared with $19.4 million, or $0.42 per share (diluted) in the same quarter of the prior year.

Assets under management at quarter-end were approximately $7.7 billion, reflecting an increase of approximately $400 million, or 5.5%, from the end of the prior quarter, and a decline of $1.5 billion, or 16.3% from 31 December 2001.

Full Year Results

For the full year ended 31 December 2002, net income was down 30.9% to $55.5 million, or $1.21 per share (diluted) and $1.27 per share (basic), on revenues of $137.3 million. Net income in 2001 was $80.3 million, or $1.71 per share (diluted) and $1.85 (basic), on revenues of $160.7 million.

Cash earnings for 2002 were $63.0 million, or $1.37 per share (diluted), versus $87.2 million, or $1.86 per share (diluted), for the full year 2001.

For the full year 2002, there were 46,013,372 common shares outstanding on a weighted average diluted basis compared to 46,942,691 common shares outstanding for the same period in 2001 on the same weighted average diluted basis.

Performance

Performance in the W.P. Stewart & Co., Ltd. U.S. equity composite for the fourth quarter of 2002 was 5.3% pre-fee and 5.0% post-fee. For the full year ended 31 December 2002, the Company's performance was -14.4% pre-fee and -15.6% post-fee.

W.P. Stewart's five-year performance record for the period ended 31 December 2002 averaged 3.4% pre-fee (2.1% post-fee), compounded annually.

In each of the one, three, five and ten-year periods ended 31 December 2002 the performance of the W.P. Stewart U.S. equity composite has substantially exceeded the performance of the S&P 500.

Assets Under Management

Assets under management (AUM) at year-end were $7.7 billion, approximately, compared with $7.3 billion at 30 September 2002, and $9.2 billion, approximately, at 31 December 2001.

In the fourth quarter of 2002, net cash flows to existing accounts were approximately +$34 million compared with -$94 million, approximately, in the fourth quarter of 2001. Net cash flows to existing accounts were +$49 million and -$180 million, approximately, for the year ended 31 December 2002 and 2001, respectively.

Net new flows (net contributions to our publicly available funds and flows from new accounts minus closed accounts) were approximately +$18 million for the quarter compared to -$46 million, approximately, for the same quarter of the prior year. Net new flows were -$24 million and -$179 million, approximately, for the year ended 31 December 2002 and 2001, respectively.

Total net flows for the quarter ended 31 December 2002 were +$52 million, approximately, compared with net flows of -$140 million, approximately, in the comparable quarter of 2001. Total net flows for the full year 2002 were +$25 million, approximately, compared with -$359, approximately, million for 2001.

Look Through Earning Power

W.P. Stewart & Co., Ltd. concentrates its investments in large, generally less cyclical, growing businesses. Throughout most of the Company's 28-year history, the growth in earning power behind clients' portfolios has ranged from approximately 11% to 22% annually.

The extraordinary combination of economic and political events in 2001 resulted in the growth in portfolio earning power in 2001 dropping below the historical range even while remaining solidly positive. Portfolio earnings growth recovered strongly in 2002 and the

Company's research analysts expect portfolio earnings growth to be within the historical range over the next five years.

Revenues and Profitability

Revenues were $29.0 million for the quarter ended 31 December 2002, down 17.9% from $35.4 million, for the same quarter of 2001. Revenues for the year ended 31 December 2002 and 2001 were $137.3 million and $160.7 million, respectively.

The average gross management fee was 1.22% for the quarter ended 31 December 2002 and 1.23 % for the year ended 31 December 2002, compared to 1.28% and 1.26 % in the comparable periods of the prior year. The decrease in the average gross fee reflects a slight change in account mix.

Total operating expenses increased 5.1% to $18.6 million, for the fourth quarter 2002, from $17.7 million in the same quarter of the prior year. Total operating expenses were $75.4 million and $73.3 million for the year ended 31 December 2002 and 2001, respectively.

Pre-tax income, of $10.4 million, was 35.8% of gross revenues for the quarter ended 31 December 2002 compared to $17.6 million or 49.9% of gross revenues in the comparable quarter of the prior year. Pre-tax income was $61.8 million (45.0% of gross revenues) for the year ended 31 December 2002 and $87.4 million (54.4% of gross revenues) for the year ended 31 December 2001.

The Company's provision for taxes for the quarter ended 31 December 2002 was $1.0 million versus $0.2 million in the comparable quarter of the prior year, and was $6.4 million and $7.2 million for the year ended 31 December 2002 and 2001, respectively. The effective tax rate for 2002 was 10.3%, compared to 8.2% for 2001 and in each period there is a prior year adjustment which was determined when the tax returns were finalized for the respective year.

Other Events

During 2002, the Company repurchased an aggregate of 1,595,720 common shares of the Company in private and open market transactions for an aggregate purchase price of $35,190,526.

The Company will pay a dividend of $0.30 per common share on 31 January 2003 to shareholders of record as of 17 January 2003.

In conjunction with this fourth quarter and full year 2002 earnings release, W.P. Stewart & Co., Ltd. will host a conference call on Wednesday, 29 January 2003. The conference will commence promptly at 9:15 a.m. (EST) and conclude at 9:45 a.m. (EST). Those who are interested in participating in the teleconference should dial 1-888-331-0044 (within the United States) or +203-748-8964 (outside the United States). The conference


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

ID is "W.P. Stewart". To listen to the live Internet broadcast of the conference, simply log on to the following Internet address:
http://www.firstcallevents.com/service/ajwz372420831gf12.html.

The teleconference will be available for replay from Wednesday, 29 January 2003 at 12:00 noon (EST) through Thursday, 30 January 2003 at 5:00 p.m. (EST). To access the replay, please dial 1-888-566-0148 (within the United States) or +402-220-9184 (outside the United States). The Internet broadcast will be accessible for replay through Wednesday, 5 February 2003 on the Company's website at www.wpstewart.com.

W.P. Stewart & Co., Ltd. is an asset management company that has provided research- intensive equity management services to clients throughout the world since 1975. The Company is headquartered in Hamilton, Bermuda and has additional operations or affiliates in the United States, Europe and Asia.

The Company's shares are listed for trading on the New York Stock Exchange (symbol: WPL) and on the Bermuda Stock Exchange (symbol: WPS).

For more information, please visit the Company's website at http:www.wpstewart.com, or call W.P. Stewart Investor Relations (Fred M. Ryan) at 1-888-695-4092 (toll-free within the United States) or +441-295-8585 (outside the United States) or e-mail to IRINFO @wpstewart.com.

Statements made in this release concerning our assumptions, expectations, beliefs, intentions, plans or strategies are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements involve risks and uncertainties that may cause actual results to differ from those expressed or implied in these statements. Such risks and uncertainties include, without limitation, the adverse effect from a decline or volatility in the securities markets, a general downturn in the economy, the effects of economic, financial or political events, a loss of client accounts, inability of the Company to attract or retain qualified personnel, a challenge to our U.S. tax status, competition from other companies, changes in government policy or regulation, a decline in the Company's products' performance, inability of the Company to implement its operating strategy, inability of the Company to manage unforeseen costs and other effects related to legal proceedings or investigations of governmental and self-regulatory organizations, industry capacity and trends, changes in demand for the Company's services, changes in the Company's business strategy or development plans and contingent liabilities. The information in this release is as of the date of this release, and will not be updated as a result of new information or future events or developments.

                (Consolidated Statements of Operations appear on following page)

                                       ###

W.P. Stewart & Co., Ltd.
Unaudited Condensed Consolidated Statements of Operations

                                                  For the Three Months Ended                    % Change From
                                          --------------------------------------------  -----------------------------
                                          Dec. 31, 2002  Sept. 30, 2002  Dec. 31, 2001  Sept. 30, 2002  Dec. 31, 2001
                                          -------------  --------------  -------------  --------------  -------------
Revenue:
  Fees                                     $ 22,439,693   $ 25,616,124   $ 26,186,638          -12.40%        -14.31%
  Commissions                                 5,792,012      8,096,957      8,421,644          -28.47%        -31.22%
  Interest and other                            792,026        805,928        762,500           -1.72%          3.87%
                                           ------------   ------------   ------------    ------------   ------------

                                             29,023,731     34,519,009     35,370,782          -15.92%        -17.94%
                                           ------------   ------------   ------------    ------------   ------------

Expenses:
  Employee compensation and benefits (1)      7,002,492      5,990,458      7,304,339           16.89%         -4.13%
  Fees paid out                               1,520,950      1,685,749      1,498,882           -9.78%          1.47%
  Commissions, clearance and trading          1,280,086      1,676,277      1,631,762          -23.64%        -21.55%
  Research and administration                 3,548,317      3,925,803      3,502,827           -9.62%          1.30%
  Marketing (1)                               1,210,647      1,603,747        (76,710)         -24.51%       1678.21%
  Depreciation and amortization               2,063,729      2,055,380      1,969,708            0.41%          4.77%
  Other operating (1)                         2,000,742      1,823,251      1,899,793            9.73%          5.31%
                                           ------------   ------------   ------------    ------------   ------------
                                             18,626,963     18,760,665     17,730,601           -0.71%          5.06%
                                           ------------   ------------   ------------    ------------   ------------

Income before taxes                          10,396,768     15,758,344     17,640,181          -34.02%        -41.06%

Provision for taxes                           1,045,062      1,768,428        171,855          -40.90%        508.11%
                                           ------------   ------------   ------------    ------------   ------------

Net income                                 $  9,351,706   $ 13,989,916   $ 17,468,326          -33.15%        -46.46%
                                           ============   ============   ============    ============   ============

Earnings per share:

Basic earnings per share                   $       0.22   $       0.32   $       0.40          -31.25%        -45.00%
                                           ============   ============   ============    ============   ============

Diluted earnings per share                 $       0.21   $       0.31   $       0.37          -32.26%        -43.24%
                                           ============   ============   ============    ============   ============

Note (1): Prior period amounts have been revised to reflect presentation consistent with current period reporting.

W.P. Stewart & Co., Ltd.
Unaudited Condensed Consolidated Statements of Operations

                                                   For the Year Ended Dec. 31,
                                          -------------------------------------------
                                              2002           2001              %
                                          ------------   ------------    ------------
Revenue:
  Fees                                    $105,418,778   $115,993,071           -9.12%
  Commissions                               28,293,063     39,695,130          -28.72%
  Interest and other                         3,569,988      5,027,579          -28.99%
                                          ------------   ------------    ------------

                                           137,281,829    160,715,780          -14.58%
                                          ------------   ------------    ------------

Expenses:
  Employee compensation and benefits        26,336,544     28,245,788           -6.76%
  Fees paid out                              7,250,443      5,156,489           40.61%
  Commissions, clearance and trading         5,919,022      7,376,148          -19.75%
  Research and  administration              14,358,071     13,515,984            6.23%
  Marketing (1)                              5,166,360      1,901,284          171.73%
  Depreciation and amortization              8,048,637      7,527,195            6.93%
  Other operating (1)                        8,370,546      9,543,228          -12.29%
                                          ------------   ------------    ------------
                                            75,449,623     73,266,116            2.98%
                                          ------------   ------------    ------------

Income before taxes                         61,832,206     87,449,664          -29.29%

Provision for taxes                          6,381,199      7,152,803          -10.79%
                                          ------------   ------------    ------------

Net income                                $ 55,451,007   $ 80,296,861          -30.94%
                                          ============   ============    ============

Earnings per share:

Basic earnings per share                  $       1.27   $       1.85          -31.35%
                                          ============   ============    ============

Diluted earnings per share                $       1.21   $       1.71          -29.24%
                                          ============   ============    ============

Note (1): Prior period amounts have been revised to reflect presentation consistent with current period reporting.

W.P. Stewart & Co., Ltd.
Net Flows of Assets Under Management*

                                                                (in millions)
                                         For the Three Months Ended           For the Year Ended
                                        -----------------------------    -----------------------------
                                        Dec. 31, 2002   Dec. 31, 2001    Dec. 31, 2002   Dec. 31, 2001
                                        -------------   -------------    -------------   -------------
Existing Accounts:
  Contributions                            $   246         $   238           $   932         $   862
  Withdrawals                                 (212)           (332)             (883)         (1,042)
                                           -------         -------           -------         -------
Net Flows of Existing Accounts                  34             (94)               49            (180)
                                           -------         -------           -------         -------
Publicly Available Funds:
  Contributions                                 71              49               401             149
  Withdrawals                                  (47)            (21)             (242)            (88)
Direct Accounts Opened                          76              54               289             353
Direct Accounts Closed                         (82)           (128)             (472)           (593)
                                           -------         -------           -------         -------
Net New Flows                                   18             (46)              (24)           (179)
                                           -------         -------           -------         -------

Net Flows of Assets Under Management       $    52         $  (140)          $    25         $  (359)
                                           =======         =======           =======         =======

* The table above sets forth the net flows of assets under management for the three months and years ended December 31, 2002 and 2001, respectively, which include changes in net contributions and net new accounts opened/closed. The table excludes total capital appreciation or depreciation in assets under management with the exception of the amount attributable to withdrawals and closed accounts.